Exhibit 99.3

AMARIN CORPORATION PLC,

as Issuer

and

WILMINGTON TRUST COMPANY,

as Trustee

________________

FIRST SUPPLEMENTAL SENIOR INDENTURE

Dated as of December 6, 2007

to the Senior Indenture dated as of December 6, 2007

_______________

Creating the series of debentures designated

8% Convertible Debentures due 2010

-i-

FIRST SUPPLEMENTAL INDENTURE, dated as of December 6, 2007, between Amarin Corporation plc, a public limited company registered in England and Wales (the “Issuer”), and Wilmington Trust Company, as trustee (the “Trustee”).

W I T N E S S E T H:

WHEREAS, the Issuer has heretofore executed and delivered to the Trustee a Senior Debt Indenture, dated as of December 6, 2007 (the “Base Indenture”), providing for the issuance from time to time of one or more series of its senior unsecured debentures, notes or other evidences of indebtedness (the “Securities”);

WHEREAS, Section 7.01(e) of the Base Indenture provides that the Issuer and the Trustee may from time to time enter into one or more indentures supplemental thereto to establish the form or terms of Securities of a new series;

WHEREAS, the Issuer, pursuant to the foregoing authority, proposes in and by this Supplemental Indenture (this “Supplemental Indenture” and, together with the Base Indenture, as amended and supplemented from time to time, the “Indenture”) to supplement the Base Indenture insofar as it will apply only to the 8% Convertible Debentures due 2010 (the “Debentures”) issued hereunder (and not to any other series); and

WHEREAS, all things necessary have been done to make the Debentures, when executed by the Issuer and authenticated and delivered hereunder and duly issued by the Issuer, the valid obligations of the Issuer, and to make this Supplemental Indenture a valid agreement of the Issuer, in accordance with their and its terms;

NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and the purchases of the Debentures by the Holders thereof, the Issuer and the Trustee mutually covenant and agree for the equal and proportionate benefit of the respective Holders from time to time of the Debentures as follows:

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.1  Definitions.

For all purposes of this Supplemental Indenture and the Debentures, the following terms are defined as follows:

“ADSs” means the American Depositary Shares representing Deposited Securities, each ADS representing (as of the date hereof) one (1) Ordinary Share.

“Affiliate” means, with respect to any person or entity, any person or entity directly or indirectly controlling, controlled by, or under common control with such other person or entity.  For purposes of this definition, “control,” when used with respect to any person or entity, means the power to direct the management and policies of such person or entity, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Board” means the board of directors of the Issuer, or any other body or Person authorized by the organizational documents of the Issuer to act for it.

“Board Resolution” means one or more resolutions, certified by the secretary of the Board to have been duly adopted or consented to by the Board and to be in full force and effect, and delivered to the Trustee.

“Business Day” means, with respect to any Debenture, any day other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York City or London, England.

“Change of Control” means a “person” or “group” (each within the meaning of Section 13(d)(3) of the Exchange Act) has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of shares representing more than 50% of the total voting power in the aggregate of classes of the Issuer’s capital stock entitled to vote generally in the election of directors; provided that a Change of Control shall not be deemed to occur in connection with a transaction where the holders of the Issuer’s capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the elections of directors of such person immediately after giving effect to such transaction.

“Conversion Agent” means any Person authorized by the Issuer to convert Debentures in accordance with Article 5.  The initial Conversion Agent under this Supplemental Indenture shall be Citibank, N.A. — London Branch located, as of the date hereof, at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

“Conversion Date” means the date that a Debenture is converted into ADSs pursuant to the terms of the Indenture.

“Conversion Notice” means a conversion notice substantially in the form attached to the Debenture.

“Conversion Price” means, with respect to the Debentures, $1,000.00 divided by the Conversion Rate in effect.

“Conversion Rate” has the meaning specified in Section 5.1(b).

“Corporate Trust Office” means the office of the Paying Agent located in the Borough of Manhattan, New York City or in London, England, at which at any particular time its corporate trust business shall be administered (which at the date of this Supplemental Indenture is located at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom).

“Debenture Depositary” shall mean the Depositary (as defined in the Base Indenture) appointed by the Issuer from time to time in respect of a Global Debenture issued pursuant to the terms of this Supplemental Indenture.

“Default” means an event which is, or after notice or lapse of time or both would be, an Event of Default.

“Defaulted Interest” has the meaning specified in Section 2.3.

“Deposit Agreement” means the Deposit Agreement dated March 29, 1993 among the Issuer, Citibank, N.A., as Depositary, and the Holder from time to time of the ADSs, as amended on as of October 8, 1998 and as of September 25, 2002, as supplemented on March 29, 2006, April 11, 2006, October 16, 2007 and December 5, 2007 and as the same may be further amended and supplemented in accordance with its terms hereafter.

“Depositary” means Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, and any successor as depositary under the Deposit Agreement.

“Deposited Securities” means Ordinary Shares deposited or deemed to be deposited under the Deposit Agreement and any and all other securities, property and cash received by the Depositary or the custodian in respect thereof and at such time held under the Deposit Agreement.

“Dollar” or “U.S. Dollar” means the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

“Down-round Price” has the meaning specified in Section 5.4(c).

“Event of Default” with respect to the Debentures means those events identified as “Events of Default” in Section 4.01 of the Base Indenture, including without limitation Issuer’s failure to perform or observe its obligations under Section 3.3, Section 4.1(a) or Section 4.1(b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exempt Issuance” means the issuance of (a) Ordinary Shares or ADSs or options to employees, officers or directors of the Issuer pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose, (b) securities upon the exercise or exchange of or conversion of any Debentures or the warrants issued as a unit with the Debentures and/or other securities exercisable or exchangeable for or convertible into Ordinary Shares or ADSs issued and outstanding on the date of this Supplemental Indenture, provided that such securities have not been amended since the date of this Supplemental Indenture to increase the number of such securities or to decrease the exercise, exchange or conversion price of such securities, (c) warrants to purchase 10,000 Ordinary Shares issued or to be issued to Dan Fischer and Ordinary Shares upon exercise thereof, (d) Ordinary Shares or ADSs in connection with the acquisition by the Issuer of Ester Neurosciences Ltd., an Israeli company, pursuant to the definitive agreement relating thereto, and payment of related fees, (e) the units offered by the prospectus supplement relating to the Debentures and equity financings concurrently being offered by the Issuer as described in such prospectus supplement, and (f) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Issuer, provided that any such issuance shall only be to a Person which is, itself or through its subsidiaries, an operating company in a business synergistic with the business of the Issuer and in which the Issuer receives benefits in addition to the investment of funds, but shall not include a transaction in which the Issuer is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

“Global Debenture” has the meaning specified in Section 2.2(b).

“Holder”, “Holder of Debentures” or other similar terms means the registered holder of any Debenture.

“Indebtedness” means (a) all obligations of a Person for borrowed money or with respect to deposits or advances of any kind; (b) all obligations of a Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of a Person upon which interest charges are customarily paid; (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person; (e) all obligations of a Person in respect of the deferred purchase price of property or services (excluding trade accounts payable and accrued obligations incurred in the ordinary course of business); (f) all guarantees by a Person of the Indebtedness of any other Person, (g) all capital lease obligations of a Person; (i) all obligations, contingent or otherwise, of a Person as an account party or applicant in respect of letters of credit and letters of guarantee; and (j) all obligations, contingent or otherwise, of a Person in respect of bankers’ acceptances.

“Interest Payment Date” means each of March 31, June 30, September 30 and December 31, beginning March 31, 2008; provided, however, that if any such date is not a Business Day, the Interest Payment Date shall be the next succeeding Business Day.

“Interest Rate” means 8% per annum.

“Issuer” means the company named as the “Issuer” in the first paragraph of this Supplemental Indenture until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Issuer” shall mean such successor Person.

“Maturity” means the date on which the principal of the Debentures becomes due and payable as therein or herein provided, whether at the Stated Maturity or by acceleration, conversion, call for redemption or otherwise.

“Nasdaq Capital Market” means the Nasdaq Capital Market or any successor national securities exchange or automated over-the-counter trading market in the United States.

“Officer of the Issuer” mean the Chairman of the Board, the Chief Executive Officer, Chief Operating Officer, the President, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, any Vice President, the Secretary or any Assistant Secretary of the Issuer, respectively, or a duly authorized attorney-in-fact.

“Ordinary Shares” means ordinary shares, £0.05 par value per share, of the Issuer, each Ordinary Share represented (as of the date hereof) by one ADS.

“Paying Agent” means an office or agency where Debentures may be presented for payment.  The term “Paying Agent” includes any additional paying agent.  The initial Paying Agent under this Supplemental Indenture shall be Citibank, N.A. — London Branch located, as of the date hereof, at Citigroup Center, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

“Permitted Indebtedness” of a Person means (a) Indebtedness existing on the issue date of the Debentures and extensions, renewals and replacements of any such Indebtedness; (b) intercompany Indebtedness; (c) Indebtedness incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including capital lease obligations, and any Indebtedness assumed by such Person in connection with the acquisition of any such assets or secured by a lien on any such assets prior to the acquisition thereof, and extensions, renewals and replacements of any such Indebtedness; (d) Indebtedness of any Person that becomes a subsidiary after the date hereof, provided that such Indebtedness exists at the time such Person becomes a subsidiary and is not created in contemplation of or in connection with such Person becoming a subsidiary; (e) Indebtedness owed to any Person (including obligations in respect of letters of credit for the benefit of such Person) providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the ordinary course of business; (f) Indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds, performance and completion guarantees and similar obligations, in each case provided in the ordinary course of business; (g) Indebtedness representing deferred compensation to employees incurred in the ordinary course of business; (h) Indebtedness pursuant to hedging agreements not entered into for speculative purposes; and (i) other types of Indebtedness similar to the foregoing entered into for the purpose of working capital management.

“Physical Debentures” means Debentures issued in definitive, fully registered form without interest coupons, substantially in the form of Exhibit A hereto other than Global Debentures.

“Predecessor Debenture” of any particular Debenture means every previous Debenture evidencing all or a portion of the same debt as that evidenced by such particular Debenture; and, for the purposes of this definition, any Debenture authenticated and delivered in exchange for or in lieu of a mutilated, destroyed, lost or stolen Debenture shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Debenture.

“Record Date” means either a Regular Record Date or a Special Record Date, as the case may be.

“Redemption Date”, when used with respect to any Debenture to be redeemed, means the date fixed by the Issuer for such redemption by or pursuant to this Supplemental Indenture.

“Redemption Price”, when used with respect to any Debenture to be redeemed, means the principal amount of such Debenture to be redeemed pursuant to this Supplemental Indenture plus interest accrued and unpaid to, but excluding, the Redemption Date.

“Registrar” means the office or agency where Debentures may be presented for registration of transfer or for exchange.

“Regular Record Date” for the interest on the Debentures payable means March 15, June 15, September 15 and December 15 immediately preceding the applicable Interest Payment Date.

“Securities Act” means the Securities Act of 1933, as amended.

“Share Transfer Agent” means an office or agency where Shares may be presented for registration and transfer.  The term “Share Transfer Agent” includes any additional share transfer agent.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable shares or ADSs).

“Special Record Date” for the payment of any Defaulted Interest means a date fixed by the Issuer pursuant to Section 2.3.

“Spin Off” has the meaning specified in Section 5.4(b).

“Spin Off Securities” has the meaning specified in Section 5.4(b).

“Stated Maturity” means the date specified in any Debenture as the fixed date for the payment of principal on such Debenture or on which an installment of interest on such Debenture is due and payable.

“subsidiary” means, with respect to any Person, a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other subsidiaries, or by such Person and one or more other subsidiaries.  For the purposes of this definition only, “voting stock” means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

“TIA” means the Trust Indenture Act of 1939, as amended, as in effect on the date of this Supplemental Indenture; provided, however, that in the event the TIA is amended after such date, “TIA” means, to the extent such amendment is applicable to this Supplemental Indenture and the Base Indenture, the Trust Indenture Act of 1939, as so amended, or any successor statute.

“Trading Day” means:

(a)           if the applicable security is listed or admitted for trading on the Nasdaq Capital Market, a day on which trades may be made on the Nasdaq Capital Market;

(b)           if that security is not so listed on the Nasdaq Capital Market, a day on which the principal U.S. securities exchange on which that security is listed is open for business;

(c)           if that security is not so listed on the Nasdaq Capital Market or another U.S. securities exchanges, a day on which the OTC Bulletin Board is open for business;

(d)           if that security is not so listed on the Nasdaq Capital Market, another U.S. securities exchange or the OTC Bulletin Board, a day on which the “Pink Sheets” published by the Pink Sheets LLC (or similar organization or agency succeeding to its functions of reporting prices) is open for business; or

(e)           if the applicable security is not so listed or quoted, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

“Trading Price” means, for any date, the price determined by the first of the following clauses that applies:  (i) if the Ordinary Shares in the form of ADSs are then listed on the Nasdaq Capital Market or another national securities exchange (a “Trading Market”), the daily volume weighted average price of the ADSs for such date (or the nearest preceding trading date) on the Trading Market on which the ADSs are then listed, as reported by Bloomberg Financial LP; (b) if the ADSs are not then listed on a Trading Market and if prices for the ADSs are then quoted on the OTC Bulletin Board, the volume weighted average price of the ADSs for such date (or the nearest preceding trading date) on the OTC Bulletin Board; and (c) if the ADSs are not then listed on the OTC Bulletin Board and if prices for the ADSs are then reported on the “Pink Sheets” published by the Pink Sheets LLC (or similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the ADSs so reported; or (d) in all other cases, the fair market value of an ADS as determined by an independent appraiser selected in good faith by the Issuer.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Supplemental Indenture, and thereafter “Trustee” shall mean such successor Trustee.

Section 1.2  Incorporation by Reference of Trust Indenture Act.

Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Supplemental Indenture.

The following TIA terms used in this Indenture have the following meanings:

“indenture securities” means the Debentures;

“indenture security holder” means a Holder;

“indenture to be qualified” means this Supplemental Indenture;

“indenture trustee” or “institutional trustee” means the Trustee; and

“obligor” on the Debentures means the Issuer.

All other TIA terms used in this Supplemental Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by Commission rule have the meanings assigned to them by such definitions.

Section 1.3  Rules of Construction.

For all purposes of this Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a)           the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular; and

(b)           the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Supplemental Indenture as a whole and not to any particular Article, Section or other subdivision.

ARTICLE 2

THE DEBENTURES

Section 2.1  Title and Terms.

(a)  The Debentures shall be known and designated as the “8% Convertible Debentures due 2010” of the Issuer.  The aggregate principal amount of Debentures which may be authenticated and delivered under this Supplemental Indenture is limited to $2.75 million, except for Debentures authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of other Debentures pursuant to Section 5.2 of this Supplemental Indenture or Article 2 or 11 of the Base Indenture.  The Debentures shall be issuable in denominations of $1,000.00 or integral multiples thereof.

(b)  The Debentures shall mature on December 6, 2010.

(c)  Interest on the Debentures shall accrue from December 6, 2007, or from the most recent Interest Payment Date to which interest has been paid, at the Interest Rate, until the principal thereof is paid or made available for payment.  Interest shall be payable semiannually in arrears on each Interest Payment Date.

(d)  Interest on the Debentures shall be computed on the basis of a 360-day year of twelve 30-day months.

(e)  A Holder of any Debenture at the close of business on a Regular Record Date shall be entitled to receive interest on such Debenture on the corresponding Interest Payment Date.  A Holder of any Debenture which is converted after the close of business on a Regular Record Date and prior to the corresponding Interest Payment Date (other than any Debenture whose Maturity is prior to such Interest Payment Date) shall be entitled to receive interest on the principal amount of such Debenture, notwithstanding the conversion of such Debenture prior to such Interest Payment Date.  However, any such Holder which surrenders any such Debenture for conversion during the period between the close of business on such Regular Record Date and ending with the opening of business on the corresponding Interest Payment Date shall be required to pay the Issuer an amount equal to the interest on the principal amount of such Debenture so converted, which is payable by the Issuer to such Holder on such Interest Payment Date, at the time such Holder surrenders such Debenture for conversion.  Notwithstanding the foregoing, any such Holder which surrenders for conversion any Debenture which has been called for redemption by the Issuer in a notice of redemption given by the Issuer pursuant to Article 4 shall be entitled to receive (and retain) such accrued interest to, but excluding, the Redemption Date and need not pay the Issuer an amount equal to the interest on the principal amount of such Debenture so converted at the time such Holder surrenders such Debenture for conversion.

(f)  Principal of and interest on Global Debentures shall be payable by the Issuer to the Paying Agent in immediately available funds.

(g)  Principal on Physical Debentures shall be payable at the office or agency of the Issuer maintained for such purpose, initially the office of the Paying Agent identified in the definition “Paying Agent.”  Interest on Physical Debentures will be payable by (i) U.S. Dollar check drawn on a bank in The City of New York mailed to the address of the Person entitled thereto as such address shall appear in the register of the Debentures, or (ii) upon application to the Registrar not later than the relevant Record Date by a Holder of an aggregate principal amount of Debentures in excess of $250,000, wire transfer in immediately available funds, which application shall remain in effect until the Holder notifies, in writing, the Registrar to the contrary.

(h)  The Debentures shall be redeemable as provided in Article 4.

(i)  The Debentures shall be convertible at the option of the Holders as provided in Article 5.

Section 2.2  Form of Debentures.

(a)  Except as otherwise provided pursuant to this Section 2.2, the Debentures are issuable in fully registered form without coupons in substantially the form of Exhibit A hereto.  The Debentures are not issuable in bearer form.  The terms and provisions contained in the form of Debenture shall constitute, and are hereby expressly made, a part of this Supplemental Indenture and, to the extent applicable, the Issuer and the Trustee, by their execution and delivery of this Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby.  Any of the Debentures may have such letters, numbers or other marks of identification and such notations, legends and endorsements as the officers executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of this Supplemental Indenture and the Base Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange or automated quotation system on which the Debentures may be listed or designated for issuance, or to conform to usage.

(b)  The Debentures shall, at the option of the Issuer upon instruction to the Trustee, be issued initially in either the form of a physical Debenture without interest coupons, substantially in the form of Exhibit A hereto or the form of permanent global Debentures in fully registered form (the “Global Debenture”), with, in the case of a Global Debenture, the applicable legends as provided in Section 2.3.  Each Global Debenture shall be duly executed by the Issuer and authenticated and delivered by the Trustee shall be registered in the name of the Debenture Depositary or its nominee and may be retained by the Trustee, as custodian of the Debenture Depositary, at its Corporate Trust Office, for credit to the accounts of the owners of the Debentures evidenced thereby and registered as such on the records of the Debenture Depositary.  The aggregate principal amount of the Global Debenture may from time to time be increased or decreased by adjustments made on the records of the Trustee, and of the Debenture Depositary or its nominee.

Section 2.3  Global Debentures Legend.

Each Global Debenture shall also bear the following legend on the face thereof:

THIS DEBENTURE IS A GLOBAL DEBENTURE WITHIN THE MEANING OF THE SUPPLEMENTAL INDENTURE REFERRED TO HEREIN.  THIS GLOBAL DEBENTURE MAY NOT BE EXCHANGED, IN WHOLE OR IN PART, FOR A DEBENTURE REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEBENTURE DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES SET FORTH IN THE SUPPLEMENTAL INDENTURE AND MAY NOT BE TRANSFERRED, IN WHOLE OR IN PART, EXCEPT IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE SUPPLEMENTAL INDENTURE.

Section 2.4  Defaulted Interest.

If the Issuer fails to make a payment of interest on any Debenture when due and payable (“Defaulted Interest”), it shall pay such Defaulted Interest plus (to the extent lawful) any interest payable on the Defaulted Interest, in any lawful manner.  It may elect to pay such Defaulted Interest, plus any such interest payable on it, to the Persons who are Holders of such Debentures on which the interest is due on a subsequent Special Record Date.  The Issuer shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each such Debenture.  The Issuer shall fix any such Special Record Date and payment date for such payment and shall give notice thereof to the Trustee and the Paying Agent.  At least 15 days before any such Special Record Date, the Issuer shall mail to Holders affected thereby a notice that states the Special Record Date, the Interest Payment Date, and amount of such interest to be paid.

Section 2.5  Book-Entry Provisions for the Global Debentures.

(a)  The Global Debentures initially shall:

(i)  be registered in the name of the Debenture Depositary (or a nominee thereof); and

(ii)  may be delivered to the Trustee as custodian for the Debenture Depositary.

Owners of Debentures registered as such on the records of the Debenture Depositary shall have no rights under this Supplemental Indenture with respect to any Global Debenture held on their behalf by the Debenture Depositary, or the Trustee, as the custodian thereof, or under such Global Debenture, and the Debenture Depositary may be treated by the Issuer, the Trustee and the Paying Agent, as the case may be, and any agent of the Issuer or the Trustee or the Paying Agent, as the case may be, as the absolute owner of such Global Debenture for all purposes whatsoever.  Notwithstanding the foregoing, nothing contained herein shall (x) prevent the Issuer, the Trustee or the Paying Agent, as the case may be, or any agent of the Issuer or Trustee or the Paying Agent, as the case may be, from giving effect to any written certification, proxy or other authorization furnished by the Debenture Depositary or (y) impair, as between the Debenture Depositary and the owners of Debentures registered as such on the records of the Debenture Depositary, the operation of customary practices governing the exercise of the rights of a Holder of any Debenture.

(b)  The Holder of a Global Debenture may grant proxies and otherwise authorize any Person to take any action that a Holder is entitled to take under this Supplemental Indenture, the Base Indenture or the Debentures.

(c)  A Global Debenture may not be transferred, in whole or in part, to any Person other than the Debenture Depositary (or a nominee thereof), and no such transfer to any such other Person may be registered.  Beneficial interests in a Global Debenture may be transferred in accordance with the rules and procedures of the Debenture Depositary.

(d)  If at any time:

                (i)  the Debenture Depositary notifies the Issuer and the Trustee in writing that it is no longer willing or able to continue to act as Debenture Depositary for the Global Debentures, and a successor Debenture Depositary for the Global Debentures is not appointed by the Issuer within 90 days of such notice;

                (ii)  the Issuer, at its option, notifies the Debenture Depositary and the Trustee in writing that it elects to cause the issuance of Physical Debentures under this Supplemental Indenture in exchange for all or any part of the Debentures represented by a Global Debenture or Global Debentures; or

           (iii)  an Event of Default has occurred and is continuing and the Trustee has received a request from the Debenture Depositary for the issuance of Physical Debentures in exchange for such Global Debenture or Global Debentures;

then the Debenture Depositary shall surrender such Global Debenture or Global Debentures to the Trustee for cancellation and the Issuer shall execute, and the Trustee, upon receipt of an Officers’ Certificate and Issuer Order for the authentication and delivery of Debentures, shall authenticate and deliver in exchange for such Global Debenture or Global Debentures, Physical Debentures in an aggregate principal amount equal to the aggregate principal amount of such Global Debenture or Global Debentures.  Such Physical Debentures shall be registered in such names as the Debenture Depositary shall identify in writing as the owners of the Debentures identified as such on its records represented by such Global Debenture or Global Debentures (or any nominee thereof).

(e)  Notwithstanding the foregoing, in connection with any transfer of beneficial interests in a Global Debenture to the beneficial owners thereof pursuant to Section 2.5(d), the Trustee shall reflect on its books and records the date and a decrease in the principal amount of such Global Debenture in an amount equal to the principal amount of the beneficial interests in such Global Debenture to be transferred.

ARTICLE 3

ADDITIONAL COVENANTS

In addition to the covenants set forth in Article 3 of the Base Indenture, the Debentures shall be subject to the additional covenants set forth in this Article 3.

Section 3.1  Corporate Existence.

Subject to Article 8 of the Base Indenture, the Issuer will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that the Issuer shall not be required to preserve any such right or franchise if the Issuer determines that the preservation thereof is no longer desirable in the conduct of the business of the Issuer and that the loss thereof is not disadvantageous in any material respect to the Holders.

Section 3.2  Waiver of Stay or Extension Laws.

The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim to take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Supplemental Indenture and the Base Indenture; and the Issuer (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

Section 3.3  Limitation on Incurrence of Subsidiary Indebtedness.

The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim to take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Supplemental Indenture and the Base Indenture; and the Issuer (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

Section 3.4  Prohibition on Debenture Holder Short Selling.

By accepting delivery of Debentures, unless the Issuer otherwise agrees in writing in its sole discretion, each Holder shall be deemed to have agreed that, so long as it or any of its Affiliates holds any Debentures, neither it nor any Affiliate or person acting on behalf of or pursuant to any understanding with such Holder, shall directly or indirectly, execute any Short Sales of the Issuer’s securities.

ARTICLE 4

REDEMPTION OF DEBENTURES

Section 4.1  Mandatory Redemption.

(a)  Financing Redemption.  So long as any Debentures remain Outstanding, upon completion of any equity or debt financing by the Issuer for cash (other than any Exempt Issuance), the Issuer will be required to use the net proceeds of such financing to redeem for cash all Outstanding Debentures at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest thereon up to but not including the Redemption Date.

(b)  Redemption Upon a Change of Control.  If a Change of Control occurs, the Issuer will be required to redeem for cash all Outstanding Debentures at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest thereon up to but not including the Redemption Date.

Section 4.2  Optional Redemption.

The Issuer has the right to redeem the Debentures for cash in whole or in part, at any time or from time to time, before April 6, 2008 at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest thereon up to but not including the Redemption Date.

Section 4.3  Selection of Debentures for Partial Repayment.

If any Debenture selected for partial redemption is converted in part before termination of the conversion right with respect to the portion of the Debenture so selected, the converted portion of such Debenture shall be deemed to be the portion selected for redemption; provided, however, that the Holder of such Debenture so converted and deemed redeemed shall not be entitled to any additional interest payment as a result of such deemed redemption than such Holder would have otherwise been entitled to receive upon conversion of such Debenture pursuant to Section 2.1(e).  Debentures that have been converted during a selection of Debentures to be redeemed may be treated by the Trustee as Outstanding for the purpose of such selection.

Section 4.4  Notice of Redemption.

Notice of redemption shall be given in the manner provided in this Section 4.4 to the Holders of Debentures to be redeemed.  Such notice shall be given not less than 10 and not more than 30 days prior to the intended Redemption Date.  If redemption is required pursuant to Section 4.1(a), notice of redemption shall be given to Holders not later than 10 days following completion of the applicable financing.  Notice of Redemption shall be given by the Issuer to the Trustee, to the Paying Agent and to the Conversion Agent not later than the day on which notice is given to the Holders.

In addition to the information required to be stated in notices of redemption pursuant to Section 11.02 of the Base Indenture, all notices of redemption shall state the Conversion Price, the date on which the right to convert the principal of the Debentures to be redeemed will terminate and the places where such Debentures may be surrendered for conversion.

Section 4.5  Deposit of Redemption Price.

Prior to 10:00 a.m., New York City time, on any Redemption Date, the Issuer shall deposit with the Trustee or with a Paying Agent an amount of money sufficient to pay the Redemption Price in respect of all the Debentures to be redeemed on that Redemption Date, other than any Debentures called for redemption on that date which have been converted prior to the date of such deposit, and accrued and unpaid interest, if any, on such Debentures.

If any Debenture called for redemption is converted prior to redemption, any money deposited with the Trustee or with a Paying Agent for the redemption of such Debenture shall (subject to any right of the Holder of such Debenture or any Predecessor Debenture to receive interest as provided in Section 2.1(e)) be paid to the Issuer upon request by the Issuer.

ARTICLE 5

CONVERSION OF DEBENTURES

Section 5.1  Conversion Right and Conversion Price.

(a)  Subject to and upon compliance with the provisions of this Article 5, on or after April 6, 2008, at the option of the Holder thereof, any Debenture or any portion of the principal amount thereof which is $1,000.00 or an integral multiple of $1,000.00 may be converted at the principal amount thereof, or of such portion thereof, into duly authorized, fully paid and nonassessable ADSs of the Issuer, at the Conversion Price, determined as hereinafter provided, in effect at the time of conversion.

Such conversion right shall expire at the close of business on the Business Day immediately preceding the Maturity of the Debenture, except that where a Debenture or a portion thereof is called for redemption, such conversion right in respect of the Debenture or the portion so called, shall expire at the close of business on the second Business Day preceding the Redemption Date, unless the Issuer defaults in making the payment due upon redemption.

(b)  The number of ADSs into which each $1,000.00 principal amount of Debentures is convertible (the “Conversion Rate”) shall be initially equal to 2,083.33 ADSs per $1,000.00 principal amount of Debentures.  The Conversion Rate shall be adjusted by the Issuer as provided of Section 5.4.

Section 5.2  Exercise of Conversion Right.

To exercise the conversion right, the Holder of any Debenture to be converted shall surrender such Debenture duly endorsed or assigned to the Issuer or in blank, at the office of any Conversion Agent, accompanied by a duly signed Conversion Notice stating that the Holder elects to convert such Debenture or, if less than the entire principal amount thereof is to be converted, the portion thereof to be converted.  Debentures surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except in the case of any Debenture whose Maturity is prior to such Interest Payment Date) shall be accompanied by payment in New York Clearing House funds or other funds acceptable to the Issuer of an amount equal to the interest to be received on such Interest Payment Date on the principal amount of Debentures being surrendered for conversion.

Debentures shall be deemed to have been converted immediately prior to the close of business on the day of surrender of such Debentures for conversion in accordance with the foregoing provisions, and at such time the rights of the Holders of such Debentures as Holders shall cease, and the Person or Persons entitled to receive the ADSs issuable upon conversion shall be treated by the Company for all purposes as the record holder or holders of the shares to be represented by ADSs at such time, provided that such Holder complies with such requirements at or before 5:00 p.m. New York City time on such date; if such requirements are complied with after such time on such date, the conversion date shall be deemed to be the following Business Day.  As promptly as practicable on or after the conversion date, the Issuer shall cause to be issued and delivered to the converting Debenture Holder the number of ADSs issuable upon conversion of such Debentures, together with payment in lieu of any fraction of an ADS share as provided in Section 5.3.

In the case of any Debenture which is converted in part only, upon such conversion the Issuer shall execute and the Trustee shall authenticate and deliver to the Holder thereof, at the expense of the Issuer, a new Debenture or Debentures of authorized denominations in aggregate principal amount equal to the unconverted portion of the principal amount of such Debentures.

Concurrently herewith, the Issuer is appointing Citibank, N.A. ─ London Branch as the Conversion Agent.

The Issuer hereby agrees, and each Holder of Debentures by its purchase thereof shall be deemed to have agreed, that the Conversion Agent shall incur no liability in connection with its obligations under this Article 5, except such liability as may result from the Conversion Agent’s gross negligence or willful misconduct.  In no event shall the Conversion Agent be liable to any Person, including any Holder, for any consequential, punitive or special damages.  The Issuer agrees to indemnify the Conversion Agent for, and to hold it harmless against, any and all loss, liability, damage, claim or expense (including the costs and expenses of defending against any claim (regardless of who asserts such claim) of liability) incurred by the Conversion Agent that arises out of or in connection with its obligations under this Article 5, except such as may result from the gross negligence or willful misconduct of the Conversion Agent or any of its agents or employees.  The provisions of this paragraph shall survive the termination and any modification or amendment of this Supplemental Indenture.

Section 5.3  Fractions of ADSs.

No fractional ADSs shall be issued upon conversion of any Debenture or Debentures.  If more than one Debenture shall be surrendered for conversion at one time by the same Holder, the number of full ADSs which shall be issued upon conversion thereof shall be computed on the basis of the aggregate principal amount of the Debentures (or specified portions thereof) so surrendered.  Instead of any fractional ADSs that would otherwise be issued upon conversion of any Debenture or Debentures (or specified portions thereof), the Issuer shall pay to the converting Holder a cash adjustment in respect of such fraction (calculated to the nearest one-100th of an ADS) in an amount equal to the same fraction of the Trading Price of the ADSs as of the Trading Day preceding the date of conversion.

Section 5.4  Adjustment of Conversion Rate.

The Issuer shall calculate the adjustments to the Conversion Rate as follows:

(a)  Splits, Dividends, Etc.

                    (1)  In the event of changes in the outstanding Ordinary Shares, on or after the date hereof, by reason of a stock split, reverse stock split, stock dividend, subdivision, split-up, combination of Ordinary Shares or other transaction having similar effect, the number of Ordinary Shares issuable upon conversion of a Debenture in the aggregate and the conversion price shall be correspondingly adjusted to give the Holder of the Debenture, on exercise for the same aggregate exercise price, the total number of Ordinary Shares as the Holder would have owned had the Debenture been converted prior to the event requiring adjustment and had the Holder continued to hold such shares until after such event.

                    (2)  Effectiveness of Adjustment.

                        (i)  Splits, subdivisions, combinations and other similar transactions.  Any such adjustment resulting from a stock split, reverse stock split, subdivision, split-up or combination of Ordinary Shares shall become effective at the opening of business on the day following the day upon which such combination becomes effective.

                        (ii)  Dividends.  Any such adjustment resulting from a stock dividend shall become effective immediately after the opening of business on the day following the record date for such dividend.  If any such dividend described in Section 5.4(a)(i) is declared but not made, the Conversion Price shall again be adjusted to the Conversion Price which would then be in effect if such dividend had not been declared.

(b)  Spin Offs.  If, for any reason, prior to the conversion of the Debentures in full, the Issuer spins off or otherwise divests itself of a part of its business or operations or disposes all or a part of its assets (the “Spin Off”), in each case in a transaction in which the Issuer does not receive compensation for such business, operations or assets, but causes securities of another entity (the “Spin Off Securities”) to be issued to its security holders, then the exercise price of the Outstanding Debentures shall be adjusted immediately after consummation of the Spin Off by multiplying the conversion price in effect immediately prior to the Spin Off by a fraction (if, but only if, such fraction is less than 1.0), the numerator of which is the average closing bid price of the ADSs for the five Trading Days immediately following the fifth Trading Day after the record date (the “Record Date”) for determining the amount and number of Spin Off Securities to be issued to the Issuer’s security holders, and the denominator of which is the average closing bid price of the ADSs for the five Trading Days immediately preceding the Record Date; and such adjusted conversion price shall be deemed to be the exercise price with respect to the Outstanding Debentures after the consummation of the Spin Off.

(c)  Down-rounds.

                    (1)  If, at any time prior to December 6, 2009, the Issuer issues shares, securities convertible into ADSs or shares, warrants to purchase ADSs or shares or options to purchase any of the foregoing to a third party (other than (i) pursuant to the Issuer’s stock option plans or upon conversion or exercise of securities exercisable, exchangeable or convertible into ADSs or shares and (ii) in connection with the acquisition by the Issuer of Ester Neurosciences Ltd., an Israeli company, pursuant to the definitive agreement relating thereto, and related fees) at a price that is less than, or converts at a price that is less than, $0.366 (such lesser price, the “Down-round Price”), then the conversion price shall be adjusted to equal 130% of the Down-round Price.

             (2)  If the Issuer gives notice to the Holders of its intention to issue a notice of optional redemption for Debentures pursuant to Section 4.2, then the conversion rate and conversion price adjustments described in Section 5.4(a) shall be suspended with respect to those Debentures called for redemption during the 90-day period beginning upon the effectiveness of such notice.

                    (3)  Any adjustment pursuant to this Section 5.4(c) shall become effective immediately after consummation of the issuance giving rise to such adjustment.

(d)  The Debentures need not be exchanged because of any adjustment pursuant to this Section 5.4 in the Conversion Rate and/or number of ADSs subject to each Debenture.

Section 5.5  Notice of Adjustments of Conversion Rate.

Whenever the Conversion Rate is adjusted as herein provided, the Issuer shall promptly file with the Trustee and each Conversion Agent other than the Trustee an Officers’ Certificate setting forth the adjusted Conversion Rate and showing in reasonable detail the facts upon which such adjustment is based.  Promptly after delivery of such Officers’ Certificate, the Issuer shall prepare a notice stating that the Conversion Price has been adjusted and setting forth the adjusted Conversion Price and the date on which each adjustment becomes effective, and shall mail such notice to each Holder at the address of such Holder as it appears in the register of the Debentures within 20 days of the effective date of such adjustment.  Failure to deliver such notice shall not affect the legality or validity of any such adjustment.

Section 5.6  Issuer to Reserve Ordinary Shares.

The Issuer shall at all times use its best efforts to reserve and keep available, free from preemptive rights, out of its authorized but unissued Ordinary Shares, for the purpose of effecting the conversion of Debentures, the full number of shares of fully paid and nonassessable Ordinary Shares then issuable upon the conversion of all Outstanding Debentures.

Section 5.7  Covenant as to Ordinary Shares.

The Issuer covenants that all Ordinary Shares which may be issued upon conversion of Debentures will upon issue be fully paid and nonassessable and rank pari passu with Ordinary Shares then outstanding and, except as provided in Section 5.10, the Issuer will pay all taxes, liens and charges with respect to the issue thereof.

Section 5.8  Issuer’s Covenant Regarding the Delivery of ADSs.

(a)  Upon receipt by the Issuer of a Conversion Notice, the Issuer covenants that it will deposit or cause to be deposited Ordinary Shares issuable upon conversion of the Debentures with the Depositary in accordance with the terms of the Deposit Agreement and will comply with the applicable terms of the Deposit Agreement so as to enable the issuance and delivery of the ADSs representing such Ordinary Shares by the Depositary on behalf of the Issuer to the Holders as required by the Indenture and the Deposit Agreement.

(b)  The Issuer covenants that it will perform all acts necessary in order to ensure that ADSs representing Ordinary Shares issuable upon conversion of the Debentures are delivered to the Holders entitled thereto.

Section 5.9  Distribution of Ordinary Shares Instead of ADSs.

(a)  In the event that Ordinary Shares cease to be represented by ADSs issued under a depositary receipt program sponsored by the Issuer, or the ADSs cease to be quoted on the Nasdaq Capital Market (and are not at that time listed on another United States national securities exchange), all references herein to ADSs will be deemed to have been replaced by a reference to:

(i)  the number of Ordinary Shares corresponding to the ADSs on the last day on which the ADSs were quoted on the Nasdaq Capital Market; and

(ii)  as adjusted, pursuant to the adjustment provisions contained in this Article 5, for any other property the ADSs represented as if the other property has been distributed to holders of ADSs on that day.

Section 5.10  Taxes on Conversions.

The purchase price paid by the Holder on the date hereof for the unit of which the Debenture is a part includes costs of issuance such as all transfer agent fees, stamp taxes and other taxes and duties levied in connection with the delivery of the Debentures to such Holder on the date hereof.  A Holder delivering a Debenture for conversion shall be liable for and will be required to pay any tax or duty which may be payable in respect of any transfer to another Person involved in the issue and delivery of ADSs, and no such issue or delivery shall be made unless the Person requesting such issue has paid to the Issuer the amount of any such tax or duty, or has established to the satisfaction of the Issuer that such tax or duty has been paid.

Section 5.11  Cancellation of Converted Debentures.

All Debentures delivered for conversion shall be delivered to the Trustee to be canceled by the Trustee, which shall dispose of the same as provided in Section 2.10 of the Base Indenture.

Section 5.12  Obligations of the Conversion Agent.

(a)  Prior to Maturity, the Conversion Agent shall:

(i)  accept deposit, during its normal business hours at its specified office on behalf of the Issuer of any Conversion Notice, subject to such changes therein as may from time to time be agreed by the Issuer, the Conversion Agent and the Trustee, together with the relevant Debenture(s);

(ii)  obtain a certification from the converting Debenture Holder (which may be included in the Conversion Notice) to pay to the applicable taxing authority all stamp, issue, registration or similar taxes or duties or transfer costs (if any) arising in connection with the conversion of a Debenture and the issue, transfer, or delivery of ADSs or any other securities, property or cash to another Person; and

(iii)  accept, to the extent applicable, any interest payment a Holder seeking to convert Debentures between a Regular Record Date and an Interest Payment Date is, pursuant to Section 5.2 of this Supplemental Indenture required to pay to the Issuer (“Interest Refund”).

(b)  The Conversion Agent, promptly upon receipt of a completed Conversion Notice in proper form and the related Debentures, shall:

(i)  verify that the Debentures are eligible for conversion and that the Conversion Notice has been duly completed and signed in accordance with its terms.  The Conversion Agent may reject any incomplete or incorrect Conversion Notice.  All costs and expenses incurred or caused by an incomplete or incorrect Conversion Notice shall be for the account of the relevant Holder of Debentures.  The Conversion Agent shall to the extent possible promptly notify such Debenture Holder of any such incompleteness or incorrectness.

(ii)  inform the Issuer and  the Trustee, as soon as practicable, but in no event later than the close of business on the Business Day immediately following the relevant Conversion Date, by means of a tested facsimile, telex, telecopy or cable (each, an “Agent Conversion Notice”) (together with a copy of the Conversion Notice) of:

(A)       the principal amount of Debentures to be converted into ADSs and, if relevant, the total number and identifying numbers of all Debenture certificates, if any, so deposited;

(B)        the name and address of the Person in whose name the ADSs deliverable upon conversion are to be registered;

(C)           the date of conversion in respect of such conversion;

(D)           the name and address of the Person to whom or to whose order are to be sent the ADSs deliverable upon conversion and any other securities, property or cash required to be delivered and/or paid on conversion;

(E)           the name of the Holder by whom Debentures are being delivered; and

(F)           the amount of any Interest Refund.

provided that where a Conversion Notice is received which requires the ADSs (or any other securities, property or cash) deliverable on conversion of the Debentures to which it relates to be dealt with in different ways for specified nominal amounts (which must be US$1,000.00 in principal amount or integral multiples thereof) of Debentures, the Conversion Agent receiving the Conversion Notice may, and, if requested by the Debenture Holder depositing the Conversion Notice, shall, treat each specified nominal amount of Debentures as if it were subject to its own Conversion Notice and prepare and send the details referred to in this section separately for each such specified nominal amount (and, for the avoidance of doubt, so they are not aggregated for the purpose of calculating the number of ADSs or amount of other securities, property or cash deliverable or payable on conversion);.

(iii)  remit to the Issuer the amount of the Interest Refund received from a Holder seeking to convert Debentures between a Regular Record Date and an Interest Payment Date.

(c)  Upon receipt of the relevant Agent Conversion Notice, the Issuer shall in accordance with the request made by the Debenture Holders in the Conversion Notice (but subject to any applicable limitations then imposed by English laws and regulations),

(i)  cause the Share Transfer Agent as soon as practicable, in any event within six Business Days after the relevant Conversion Date, to (x) register the applicable number of Ordinary Shares to the account of the Depositary (or its nominee) and (y) confirm by means of a confirmation by tested telex, facsimile or cable to the Conversion Agent that has sent the relevant Agent Conversion Notice, that the Depositary (or its nominee) has been registered as the owner of the relevant Ordinary Shares to be represented by the ADSs to be delivered on conversion of the Debentures;

(ii)   (x) cause the Depositary to deliver to the order of the Person named for that purpose in the relevant Agent Conversion Notice the relevant ADSs and (y) deliver or cause to be delivered any other securities, property or cash required to be delivered on conversion and such assignments and other documents (if any) as may be required by law to effect to transfer of such securities, property or cash; and

(iii)  send a notification by tested telex, facsimile or cable to the Conversion Agent that the Issuer has (x) directed the Depositary to issue and deliver the requested number of ADSs to the Person designated in such Conversion Notice and to register the converting Debenture Holder or other Person nominated in the Conversion Notice as the owner of the ADSs representing the Ordinary Shares relating thereto and (y) delivered, dispatched or paid such other securities, property or cash required to be delivered and/or paid upon conversion as may be required to be delivered by the Issuer in accordance with such Conversion Notice.

(d)  Promptly upon request from time to time, the Issuer will provide the Conversion Agent with copies of the form of Conversion Notice and the Issuer shall, whenever the Conversion Price is adjusted pursuant to Section 5.4 of this Supplemental Indenture, as soon as practicable notify in writing each of the Trustee, the Conversion Agents particulars of the event giving rise to the adjustment, the Conversion Price after such adjustment, the date on which such adjustment takes effect and such other particulars and information as the Trustee and the Conversion Agent may reasonably require.  If required by any Debenture Holder, the Conversion Agent shall make Conversion Notices in the current form available to Debenture Holders.

(e)  Each Conversion Notice and Agent Conversion Notice and each other telex, cable or facsimile sent and letter delivered in respect of a Conversion Notice pursuant to the foregoing provisions of this Section 5.12(e) by any Conversion Agent shall indicate the identification code designated below for that Conversion Agent, followed by the words “Amarin CB Due 2010” and shall bear the lowest number previously unused by that Conversion Agent in the sequence of numerals relating to the number of Conversion Notices deposited, starting from one and continuing in uninterrupted ascending sequence, for identification.  All confirmatory or subsequent communications sent hereunder with regard to the conversion, receipt, delivery and/or payment of ADSs and/or any other securities, property and cash relating to such Conversion Notice shall bear the same identifying serial number as well as the identification code of the relevant Conversion Agent.

The identification codes of the Conversion Agent shall be as follows:

Citibank, N.A., London: CITILON

Thus, by way of example, the reference to be used for the seventh Conversion Notice deposited with Citibank, N.A., London, and for each telex and letter relating thereto would be “CITILON/ AMARIN CB Due 2010/0007”.

Section 5.13  Responsibility of Trustee and Conversion Agent for Conversion Provisions.

The Trustee, subject to the provisions of Section 5.01 of the Base Indenture, and any Conversion Agent shall not at any time be under any duty or responsibility to any Holder of Debentures to determine whether any facts exist which may require any adjustment of the Conversion Price, or with respect to the nature or intent of any such adjustments when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same or with respect to the accuracy of any calculation made by the Issuer in respect thereof.  Neither the Trustee, subject to the provisions of Section 5.01 of the Base Indenture, nor any Conversion Agent shall be accountable with respect to the validity or value (of the kind or amount) of any ADSs or Ordinary Shares, or of any other securities or property, which may at any time be issued or delivered upon the conversion of any Debenture; and it or they do not make any representation with respect thereto.  Neither the Trustee, subject to the provisions of Section 5.01 of the Base Indenture, nor any Conversion Agent shall be responsible for any failure of the Issuer to make any cash payment or to issue, transfer or deliver any shares of stock or share certificates or other securities or property upon the surrender of any Debenture for the purpose of conversion; and the Trustee, subject to the provisions of Section 5.01 of the Base Indenture, and any Conversion Agent shall not be responsible for making any calculations hereunder or be responsible or liable for any failure of the Issuer to comply with any of the covenants of the Issuer contained in this Article 5.

ARTICLE 6

MISCELLANEOUS PROVISIONS

Section 6.1  Scope of Supplemental Indenture.

The changes, modifications and supplements to the Base Indenture effected by this Supplemental Indenture shall only be applicable with respect to, and govern the terms of, the Debentures and shall not apply to any other Securities that may be issued by the Issuer under the Base Indenture.

Section 6.2  Provisions of Supplemental Indenture for the Sole Benefit of Parties and Holders of Debentures.

Nothing in this Supplemental Indenture, the Base Indenture or in the Debentures, expressed or implied, shall give or be construed to give to any Person, other than the parties hereto and their successors and the Holders of the Debentures, any legal or equitable right, remedy or claim under this Supplemental Indenture or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and their successors and of the Holders of the Debentures.

Section 6.3  Successors and Assigns of Issuer Bound by Supplemental Indenture.

All the covenants, stipulations, promises and agreements in this Supplemental Indenture contained by or in behalf of the Issuer shall bind its successors and assigns, whether so expressed or not.

Section 6.4  Notices and Demands on Issuer, Trustee and Holders of Debentures. Any notice or demand which by any provision of this Supplemental Indenture is required or permitted to be given or served by the Trustee, any Conversion Agent, any Paying Agent, or by the Holders of Debentures to or on the Issuer may be given or served by being deposited postage prepaid, first-class mail (except as otherwise specifically provided herein) addressed (until another address is filed with the Trustee) as follows:

If to the Issuer:

Amarin Corporation plc
7 Curzon Street
London W1J 5HG, England
Attention:  Alan Cooke, CFO
Fax: 353-(1)-669-9028

with a copy to:

Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY  10005
Attention:  Geoffrey E. Liebmann, Esq. and Christopher T. Cox, Esq.
Fax: (212) 269-5420

Any notice, direction, request or demand by the Issuer, any Holder of Debentures, any Conversion Agent, any Paying Agent to or upon the Trustee shall be deemed to have been sufficiently given or made, for all purposes, if delivered in person or mailed by first-class mail to the Trustee at, Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, DE 19890 Attention: Corporate Client Services.

Where this Supplemental Indenture provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder entitled thereto, at his last address as it appears in the register of the Debentures.  In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.  Where this Supplemental Indenture provides for notice in any manner, such notice may be waived in writing by the person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.  Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case, by reason of the suspension of or irregularities in regular mail service, it shall be impracticable to mail notice to the Issuer or Holders of Debentures when such notice is required to be given pursuant to any provision of this Supplemental Indenture, then any manner of giving such notice as shall be satisfactory to the Trustee shall be deemed to be a sufficient giving of such notice.

Section 6.5  Officers’ Certificates and Opinions of Counsel; Statements to be Contained Therein.

Upon any application or demand by the Issuer to the Trustee to take any action under any of the provisions of this Supplemental Indenture, the Issuer shall furnish to the Trustee all documents with respect to this Supplemental Indenture that the Issuer would be required to furnish to the Trustee were the Issuer taking such action under a provision of the Indenture.

Section 6.6  Payments Due on Saturdays, Sundays and Holidays.

If the date of maturity of interest on or principal of the Debentures or the date fixed for redemption or repurchase of any such Debenture shall not be a Business Day, then payment of interest or principal need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the date of maturity or the date fixed for redemption or repurchase, and no interest shall accrue for the period after such date.

Section 6.7  Conflict of any Provisions of Supplemental Indenture with Trust Indenture Act of 1939.

If and to the extent that any provision of this Supplemental Indenture limits, qualifies or conflicts with another provision included in this Supplemental Indenture by operation of Sections 310 to 317, inclusive, of the Trust Indenture Act of 1939 (an “incorporated provision”), such incorporated provision shall control.

Section 6.8  New York Law to Govern.

This Supplemental Indenture and each Debenture shall be deemed to be a contract under the laws of the State of New York, and for all purposes shall be construed in accordance with the laws of such State, except as may otherwise be required by mandatory provisions of law.

Section 6.9  Counterparts.

This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall together constitute but one and the same agreement.

Section 6.10  Effect of Headings.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 6.11  The Trustee.

From and after the date hereof, this Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Debentures heretofore or hereafter authenticated and delivered shall be bound hereby.  All recitations or recitals contained in this Supplemental Indenture are made by and on behalf of Issuer only, and the Trustee is in no way responsible for the correctness of any statement herein contained or for the validity or sufficiency of this Supplemental Indenture.  The execution by the Trustee of this Supplemental Indenture shall not be construed to be an approval or disapproval by the Trustee of the advisability of the action being taken herein by the Issuer.  All the provisions of the Indenture with respect to the rights, privileges, immunities, powers and duties of the Trustee shall be applicable in respect hereof as fully and with like effect  as if set forth herein in full with such omissions, variations or insertions, if any, as may be appropriate to make the same conform to this Supplemental Indenture.

ARTICLE 7

SUPPLEMENTAL INDENTURES

Section 7.1  Without Consent of Holders.

The Issuer and the Trustee may amend, modify or supplement this Supplemental Indenture or the Debentures without the consent of any Holder to cure any ambiguity or to correct or supplement any provision contained herein or in any supplemental indenture which may be defective or inconsistent with any other provision contained herein or in any supplemental indenture; or to make such other provisions in regard to matters or questions arising under this Supplemental Indenture or under any supplemental indenture as the Issuer may deem necessary or desirable and which shall not adversely affect the interests of the Holders of the Securities in any material respect; provided that any amendment made solely to conform the provisions of this Indenture to the “Description of the Debentures” contained in the Issuer’s prospectus supplement dated December 5, 2007 will not be deemed to adversely affect the interests of the Holders of the Debentures.

ARTICLE 8

SATISFACTION AND DISCHARGE

Section 8.1  Satisfaction and Discharge.

(a)  With respect to the Debentures, Section 9.01 of the Base Indenture is not applicable.

(b)  The Issuer may satisfy and discharge their obligations under the Indenture while the Debentures remain Outstanding, if (i) all Outstanding Debentures have become due and payable at their scheduled Maturity, or (ii) all Outstanding Debentures have been called for redemption, and in either case, the Issuer has deposited with the Trustee an amount sufficient to pay and discharge all Outstanding Debentures on the date of their scheduled Maturity or the scheduled Redemption Date.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year first above written.

AMARIN CORPORATION PLC
By:	/s/ Alan Cooke
Name: Alan Cooke
Title: President/CFO

WILMINGTON TRUST COMPANY, as Trustee
By:	/s/ Patrick Healy
Authorized Signatory

EXHIBIT A

[FORM OF FACE OF DEBENTURE]

THIS DEBENTURE IS ISSUED WITH ORIGINAL ISSUE DISCOUNT FOR PURPOSES OF SECTION 1271 ET SEQ. OF THE INTERNAL REVENUE CODE.  A HOLDER MAY OBTAIN THE ISSUE PRICE, AMOUNT OF ORIGINAL ISSUE DISCOUNT, ISSUE DATE AND YIELD TO MATURITY FOR SUCH DEBENTURES BY SUBMITTING A REQUEST FOR SUCH INFORMATION TO THE ISSUER AT THE FOLLOWING ADDRESS:  AMARIN CORPORATION PLC, 7 CURZON STREET, LONDON W1J 5HG, ENGLAND, ATTENTION:  CHIEF FINANCIAL OFFICER.

[THIS DEBENTURE IS A GLOBAL DEBENTURE WITHIN THE MEANING OF THE SUPPLEMENTAL INDENTURE REFERRED TO HEREIN. THIS GLOBAL DEBENTURE MAY NOT BE EXCHANGED, IN WHOLE OR IN PART, FOR A DEBENTURE REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY TRUST COMPANY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES SET FORTH IN THE SUPPLEMENTAL INDENTURE AND MAY NOT BE TRANSFERRED, IN WHOLE OR IN PART, EXCEPT IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE SUPPLEMENTAL INDENTURE.]1

DEBENTURE

AMARIN CORPORATION PLC

8% Convertible Debentures due 2010

This Debenture is in respect of an issue of 8% Convertible Debentures due 2010 (the “Debentures”) of Amarin Corporation plc, a public limited company registered in England and Wales (the “Issuer”, which term includes any successor corporation under the Supplemental Indenture and Indenture hereinafter referred to), and issued pursuant to a supplemental indenture dated as of December 6, 2007 and a base indenture dated as of December 6, 2007 (respectively, the “Supplemental Indenture” and the “Base Indenture” and together, the “Indenture”) between Amarin Corporation plc, as issuer, and Wilmington Trust Company, as trustee (the “Trustee”). Unless the context otherwise requires, the terms used herein shall have the meanings specified in the Supplemental Indenture and Indenture.

The Issuer, for value received, hereby promises to pay to [                              ] or its registered assigns, the principal amount of [                    ] United States Dollars (U.S.$ [                    ]) on December 6, 2010, and to pay interest on such principal amount in U.S. Dollars at the rate of 8% per annum, computed on the basis of a 360-day year consisting of twelve

[1]	Include legend in Global Note only.

30-day months, from the date hereof until payment of such principal amount has been made or duly provided for, such interest to be paid in cash in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on March 31, 2008.  The interest so payable subject to certain exceptions provided in the Supplemental Indenture, be paid to the Person in whose name this Debenture is registered at the close of business on the March 15, June 15, September 15 and December 15 immediately preceding the applicable interest payment date, whether or not such day is a Business Day.

Reference is hereby made to the further provisions of this Debenture set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Debenture shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by the Trustee.

IN WITNESS WHEREOF, the Issuer has caused this Debenture to be duly executed manually or by facsimile by its duly authorized officers.

Dated:                 December 6, 2007

AMARIN CORPORATION PLC
By:	__________________________________
Name:
Title:

Trustee’s Certificate of Authentication This is one of the 8% Convertible Debentures due 2010 described in the within-named Supplemental Indenture and Indenture.
WILMINGTON TRUST COMPANY, as Trustee
By:	_________________________
Authorized Signatory

Dated:      December 6, 2007

[FORM OF REVERSE SIDE OF DEBENTURE]

AMARIN CORPORATION PLC

8% Convertible Debentures due 2010

Capitalized terms used herein but not defined shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1.           Principal and Interest.

Amarin Corporation plc, a public limited company registered in England and Wales (the “Issuer”), promises to pay interest on the principal amount of this Debenture at the Interest Rate from December 6, 2007 until the principal thereof is paid or made available for payment. Interest shall be payable in arrears on March 31, June 30, September 30 and December 31 of each year (each an “Interest Payment Date”), commencing March 31, 2008.

Interest on the Debentures shall be computed on the basis of a 360-day year of twelve 30-day months.

A Holder of any Debenture at the close of business on a Regular Record Date shall be entitled to receive interest on such Debenture on the corresponding Interest Payment Date. A Holder of any Debenture which is converted after the close of business on a Regular Record Date and prior to the corresponding Interest Payment Date (other than any Debenture whose Maturity is prior to such Interest Payment Date) shall be entitled to receive interest on the principal amount of such Debenture, notwithstanding the conversion of such Debenture prior to such Interest Payment Date. However, any such Holder which surrenders any such Debenture for conversion during the period between the close of business on such Regular Record Date and ending with the opening of business on the corresponding Interest Payment Date shall be required to pay the Issuer an amount equal to the interest on the principal amount of such Debenture so converted, which is payable by the Issuer to such Holder on such Interest Payment Date, at the time such Holder surrenders such Debenture for conversion. Notwithstanding the foregoing, any such Holder which surrenders for conversion any Debenture which has been called for redemption by the Issuer in a notice of redemption given by the Issuer pursuant to Article 4 of the Supplemental Indenture shall be entitled to receive (and retain) such accrued interest to the Redemption Date and need not pay the Issuer an amount equal to the interest on the principal amount of such Debenture so converted at the time such Holder surrenders such Debenture for conversion.

2.           Method of Payment.

Interest on any Debenture which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Debenture (or one or more Predecessor Debentures) is registered at the close of business on the relevant Regular Record Date for such interest.

Principal of and interest on Global Debentures shall be payable to the Depositary in immediately available funds.

Principal of Physical Debentures will be payable at the office or agency of the Issuer maintained for such purpose, initially the office of the Paying Agent identified in the definition “Paying Agent.”  Interest on Physical Debentures will be payable by (i) U.S. Dollar check drawn on a bank in The City of New York mailed to the address of the Person entitled thereto as such address shall appear in the register of the Debentures, or (ii) upon application to the Registrar not later than the relevant Record Date by a Holder of an aggregate principal amount of Debentures in excess of $250,000, wire transfer in immediately available funds, which application shall remain in effect until the Holder notifies, in writing, the Registrar to the contrary.

3.           Paying Agent and Registrar.

Initially, Citibank, N.A. will act as Paying Agent and Registrar. The Issuer may change the Paying Agent or Registrar without notice to any Holder.

4.           Supplemental Indenture and Indenture.

The Issuer issued this Debenture under a Supplemental Indenture and a Base Indenture, each dated as of December 6, 2007 (respectively, the “Supplemental Indenture” and the “Base Indenture” and together, the “Indenture”), among the Issuer and Wilmington Trust Company, as trustee (the “Trustee”).  The terms of the Debenture include those stated in the Indenture, and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (“TIA”).  This Debenture is subject to all such terms, and Holders are referred to the Indenture and the TIA for a statement of all such terms.  To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Debenture and the terms of the Indenture, the terms of the Indenture shall control.

5.           Redemption.

Mandatory Redemption

Financing Redemption.  So long as any Debentures remain Outstanding, upon completion of any equity or debt financing by the Issuer for cash (other than an Exempt Issuance), the Issuer will be required to use the net proceeds of such financing to redeem for cash all Outstanding Debentures at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest thereon up to but not including the Redemption Date.

Redemption Upon a Change of Control.  If a Change of Control occurs, the Issuer will be required to redeem for cash all Outstanding Debentures at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest thereon up to but not including the Redemption Date.

Optional Redemption

At any time and from time to time before April 6, 2008, the Issuer may, at its option, redeem the Debentures in whole at any time or in part, upon notice as set forth in Section 5.3, at the Redemption Price.

6.           Conversion Rights.

Subject to and upon compliance with the provisions of the Supplemental Indenture, at the option of the Holder thereof, any Debenture or any portion of the principal amount thereof which is an integral multiple of $1,000.00 may be converted at any time at the principal amount thereof, or of such portion thereof, into duly authorized, fully paid and nonassessable ADSs of the Issuer, at the Conversion Rate in effect at the time of conversion.

Such conversion right shall expire at the close of business on the Business Day immediately preceding December 6, 2010.

In case a Debenture or a portion thereof is called for redemption, such conversion right in respect of the Debenture or the portion so called, shall expire at the close of business on the second Business Day preceding the Redemption Date, unless the Issuer defaults in making the payment due upon redemption.

The Conversion Rate initially shall be equal to approximately 2,083.33 ADSs per $1,000.00 principal amount of Debentures. The Conversion Rate shall be adjusted in certain circumstances as provided in the Supplemental Indenture.

To exercise the conversion right, the Holder of any Debenture to be converted shall surrender such Debenture duly endorsed or assigned to the Issuer or in blank, at the office of any Conversion Agent, accompanied by a duly signed Conversion Notice.

Debentures surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except in the case of any Debenture whose Maturity is prior to such Interest Payment Date) shall be accompanied by payment in New York Clearing House funds or other funds acceptable to the Issuer of an amount equal to the interest to be received on such Interest Payment Date on the principal amount of Debentures being surrendered for conversion.

No fractional ADSs will be issued upon conversion of any Debenture or Debentures. Instead of any fractional ADS that would otherwise be issued upon conversion of such Debenture or Debentures (or specified portions thereof), the Issuer shall pay a cash adjustment in respect of such fraction (calculated to the nearest one-100th of a share) in an amount equal to the same fraction of the Trading Price of the ADSs as of the Trading Day preceding the date of conversion.

The Issuer will deliver the settlement amount to converting Holders on the third Business Day immediately following the last day of the applicable Settlement Period.

7.           Denominations; Transfer; Exchange.

The Debentures are issuable in registered form, without coupons, in denominations of $1,000.00 or integral multiples thereof. A Holder may register the transfer or exchange of Debentures in accordance with the Indenture. The Issuer or the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Issuer may require a Holder to pay any taxes or other governmental charges that may be imposed in connection with any exchange or registration of transfer of Debentures.

The Issuer shall not be required to exchange or register a transfer of (a) any Debenture for a period of 15 days next preceding the first mailing of notice of redemption of Debentures to be redeemed, or (b) any Debentures selected, called or being called for redemption except, in the case of any Debenture where notice has been given that such Debenture is to be redeemed in part, the portion thereof not so to be redeemed.

In the event of redemption, conversion or repurchase of the Debentures in part only, a new Debenture or Debentures for the unredeemed, unconverted or unrepurchased portion thereof will be issued in the name of the Holder hereof.

8.           Holders to be Treated as Owners.

The physical holder or the registered Holder of this Debenture, as the case may be, shall be treated as its owner for all purposes.

9.           Unclaimed Money.

Any moneys deposited with or paid to the Trustee or any Paying Agent for the payment of the principal of or interest on any Debenture and not applied but remaining unclaimed for two years after the date upon which such principal or interest shall have become due and payable, shall, upon the written request of the Issuer and unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property law, be repaid to the Issuer by the Trustee or such Paying Agent, and the Holder of the Debenture shall, unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property laws, thereafter look only to the Issuer for any payment which such Holder may be entitled to collect, and all liability of the Trustee or any Paying Agent with respect to such moneys shall thereupon cease.

10.           Satisfaction and Discharge.

The Issuer may satisfy and discharge its obligations under the Indenture while the Debentures remain Outstanding, if (a) all Outstanding Debentures have become due and payable at their scheduled Maturity, or (b) all Outstanding Debentures have been called for redemption, and in either case, the Issuer has deposited with the Trustee an amount sufficient to pay and discharge all Outstanding Debentures on the date of their scheduled Maturity or the scheduled Redemption Date.

11.           Supplement; Waiver.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the rights of the Holders of the Debentures under the Indenture at any time by the Issuer and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debentures (or such lesser amount as shall have acted at a meeting pursuant to the provisions of the Indenture). The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Debentures at the time Outstanding, on behalf of the Holders of all the Debentures, to waive compliance by the Issuer with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the

Holder of this Debenture shall be conclusive and binding upon such Holder and upon all future Holders of this Debenture and of any Debenture issued upon registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Debenture or such other Debenture.

No reference herein to the Indenture and no provision of this Debenture or of the Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of and interest on this Debenture at the times, places and rate, and in the coin or currency, herein prescribed or to convert this Debenture (or pay cash in lieu of conversion) as provided in the Indenture.

12.           Defaults and Remedies.

The Indenture provides that an Event of Default with respect to the Debentures occurs when any of the following occurs:

(a)           default is made in the payment of the principal or any premium in respect of the Debentures (including as a result of the Issuer’s failure to comply with any mandatory redemption provisions of the Indenture);

(b)           default is made for more than 30 days in the payment of interest in respect of the Debentures;

(c)           the Issuer fails to perform or observe any of its other obligations under the Debentures and this failure has continued for the period of 60 days after the Issuer receives notice of default stating that the Issuer is in breach;

(d)           the Issuer’s bankruptcy, insolvency or reorganization under any applicable bankruptcy, insolvency or insolvency-related reorganization law; or

(e)           an order is made or an effective resolution is passed for the winding up or liquidation of the Issuer.

14.           Authentication.

This Debenture shall not be valid until the Trustee (or authenticating agent) executes the certificate of authentication on the other side of this Debenture.

16.           Governing Law.

The Supplemental Indenture, Indenture and this Debenture shall be governed by, and construed in accordance with, the law of the State of New York.

17.           Successor Corporation.

In the event a successor corporation legal entity assumes all the obligations of the Issuer under this Debenture, pursuant to the terms hereof and of the Indenture, the Issuer will be released from all such obligations.

ASSIGNMENT FORM

To assign this Debenture, fill in the form below and have your signature guaranteed:

(I) or (we) assign and transfer this Debenture to:

(Insert assignee’s soc. sec. or tax I.D. no.)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)
and irrevocably appoint to transfer this Debenture on the books of the Issuer. The agent may substitute another to act for him.

Dated: _____________________

Your Name: ____________________________________________
(Print your name exactly as it appears on the face of this Debenture)
YourSignature: __________________________________________
(Sign exactly as your name appears on the face of this Debenture)
SignatureGuarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

FORM OF CONVERSION NOTICE

TO:	Amarin Corporation plc
7 Curzon Street
London W1J 5HG, England

Re:           8% Convertible Debentures due 2010 (the “Debentures”)

The undersigned registered owner of this Debenture hereby irrevocably exercises the option to convert this Debenture, or the portion hereof (the principal amount of which is an integral multiple of $1,000.00) below designated, into cash and any ADSs required to be delivered in accordance with the terms of the Supplemental Indenture and Indenture referred to in the Debenture, and directs that the ADSs issuable and deliverable upon such conversion, together with any check in payment for the cash portion of the settlement amount for any fractional ADSs and any Debentures representing any unconverted principal amount hereof, be issued and delivered to the physical or registered holder hereof, as the case may be, unless a different name has been indicated below. If ADSs or any portion of this Debenture not converted are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. Any amount required to be paid to the undersigned on account of interest accompanies this Debenture.

The undersigned hereby certifies that it has paid or hereby agrees to pay to the applicable taxing authority all stamp, issue, registration or similar taxes or duties or transfer costs (if any) arising in connection with the conversion of a Debenture and the issue, transfer, or delivery of ADSs or any other securities, property or cash to another Person.

Dated: __________________________________	Your Name: _____________________________________________
(Print your name exactly as it appears on the face of this Debenture)
Your Signature: __________________________________________
(Sign exactly as your name appears on the face of this Debenture)
Signature Guarantee*: _____________________________________
Tel. No. at which can be reached: _____________________________
Social Security or other Taxpayer Identification Number: _____________________________________
Principal Amount to be Converted (if less than all): $ ________________________________

*
Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to Amarin Corporation plc).

Fill in for registration of Debentures (if to be delivered) other than to and in the name of the physical or registered holder, as the case may be:

__________________________________________________________________
(Name)
__________________________________________________________________
(Street Address)
__________________________________________________________________
(City, State and Zip Code)
Delivery instructions for ADSs to be issued:
DTC Participant Account No.: _________________________________________
Account No. for investor at DTC Participant: _____________________
Contact person at DTC Participant:_____________________________
Daytime Tel. No. of contact person at DTC Participant:______________
Email of contact person at DTC Participant:_______________________